                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



(Mark One)

     [ ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (FEE REQUIRED)

     [X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the Transition Period From March 1, 1998 to December 31, 1998
                     Commission File Number 001-10876

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

             SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                               SHOPKO STORES, INC.
                                 700 PILGRIM WAY
                           GREEN BAY, WISCONSIN 54304

SHOPKO STORES, INC.
PROFIT SHARING AND SUPER
SAVER PLAN

FINANCIAL STATEMENTS FOR THE 44 WEEKS ENDED DECEMBER 31, 1998 AND YEAR (53 WEEKS) ENDED FEBRUARY 22, 1998, SUPPLEMENTAL SCHEDULES FOR THE 44 WEEKS ENDED DECEMBER 31, 1998 AND INDEPENDENT AUDITORS' REPORT

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF AND FOR THE 44 WEEKS ENDED
  DECEMBER 31, 1998 AND YEAR (53 WEEKS) ENDED FEBRUARY 28, 1998:

  Statements of Net Assets Available for Benefits                           2

  Statements of Changes in Net Assets Available for Benefits                3

  Notes to Financial Statements                                            4-9

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO THE DEPARTMENT
  OF LABOR'S RULES AND REGULATIONS AS OF AND FOR THE 44 WEEKS
  ENDED DECEMBER 31, 1998:

  Item 27a - Assets Held for Investment Purposes                          10-11

  Item 27d - Reportable Transactions                                       12

  Other schedules are omitted due to the absence of conditions under which they are required.

EXHIBITS -

  Exhibit I - Independent Auditors' Consent                                13

INDEPENDENT AUDITORS' REPORT

Retirement Committee
ShopKo Stores, Inc. Profit Sharing and Super Saver Plan
Green Bay, Wisconsin

We have audited the accompanying financial statements of ShopKo Stores, Inc. Profit Sharing and Super Saver Plan (the "Plan") as of December 31, 1998 and February 28, 1998 and for the 44 weeks ended December 31, 1998 and the year (53 weeks) ended February 28, 1998, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and February 28, 1998, and the changes in net assets available for benefits for the 44 weeks ended December 31, 1998 and the year (53 weeks) ended February 28, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
May 20, 1999

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND FEBRUARY 28, 1998
--------------------------------------------------------------------------------


                                                        DECEMBER 31,     FEBRUARY 28,
                                                           1998             1998
ASSETS

INVESTMENTS AT FAIR VALUE (Notes 2 and 6):

  Mutual funds                                          $201,066,636    $178,095,749
  Common stock - ShopKo Stores, Inc.                      38,203,086      33,016,848
  Pooled collective fund                                  33,709,504      21,973,923
  Money market fund                                        3,293,658       2,903,958
                                                        ------------    ------------

                                                         276,272,884     235,990,478
                                                        ------------    ------------

DEPOSITS AT CONTRACT VALUE AND
  LOANS (Notes 2 and 6):
  Insurance companies                                     11,485,280      15,568,332
  Participants loans                                      11,090,159      10,195,425
                                                        ------------    ------------

                                                          22,575,439      25,763,757
                                                        ------------    ------------

           TOTAL INVESTMENTS                             298,848,323     261,754,235

RECEIVABLES:
  Employer contribution                                    8,429,691       7,979,248
  Accrued interest and dividends                             351,522         382,861

CASH                                                             323          68,747
                                                        ------------    ------------

           TOTAL ASSETS                                  307,629,859     270,185,091
                                                        ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                       $307,629,859    $270,185,091
                                                        ============    ============


See notes to financial statements.

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
44 WEEKS ENDED DECEMBER 31, 1998
AND YEAR (53 WEEKS) ENDED FEBRUARY 28, 1998
--------------------------------------------------------------------------------

                                                                      44 WEEKS     YEAR (53 WEEKS)
                                                                        ENDED           ENDED
                                                                     DECEMBER 31,    FEBRUARY 28,
                                                                        1998            1998
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net appreciation in fair value of investments                  $ 14,725,338    $ 31,677,405
    Interest and dividends - net                                     15,599,847      18,172,284
                                                                   ------------    ------------

                                                                     30,325,185      49,849,689
                                                                   ------------    ------------

  Contributions:
    Employer                                                         12,215,714      12,142,474
    Participants                                                     10,211,881      11,307,322
    Transfers from other plans - net                                  9,201,900         656,995
                                                                   ------------    ------------

                                                                     31,629,495      24,106,791
                                                                   ------------    ------------


           Total additions                                           61,954,680      73,956,480
                                                                   ------------    ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                      24,456,030      17,709,279
  Administrative expenses                                                53,882          83,703
                                                                   ------------    ------------

           Total deductions                                          24,509,912      17,792,982
                                                                   ------------    ------------

NET INCREASE                                                         37,444,768      56,163,498

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF PERIOD                                               270,185,091     214,021,593
                                                                   ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF PERIOD                                                    $307,629,859    $270,185,091
                                                                   ============    ============

See notes to financial statements.

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

NOTES TO FINANCIAL STATEMENTS
44 WEEKS ENDED DECEMBER 31, 1998
AND YEAR (53 WEEKS) ENDED FEBRUARY 28, 1998
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of the ShopKo Stores, Inc. Profit Sharing and Super Saver Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      ShopKo Stores, Inc. Profit Sharing and Super Saver Plan was originally established as a noncontributory, defined contribution profit sharing plan for all full-time employees of ShopKo Stores, Inc. and Subsidiaries (the "Company"), SUPERVALU Pharmacies, Inc., and Twin Valu Stores, Inc., all subsidiaries of SUPERVALU Stores, Inc. On October 16, 1991, an initial public offering was made whereby ShopKo Stores, Inc. and Subsidiaries became a public company while SUPERVALU Pharmacies, Inc. and Twin Valu Stores, Inc., continued to be subsidiaries of SUPERVALU Stores, Inc. A multiple employer plan was established in which the Company, SUPERVALU Pharmacies, Inc., and Twin Valu Stores, Inc. participate (collectively called participating employers). SUPERVALU Pharmacies, Inc. and Twin Valu Stores, Inc. ceased their participation in the Plan on February 28, 1994. All accounts and assets for such participants were transferred from the Plan to the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan. The Plan is now a single-employer plan, with ShopKo Stores, Inc. as the Plan sponsor.

      Under provisions of the Plan, all employees who are full-time (work 1,000 compensated hours per plan year), and are 20 years of age or older are eligible to participate in the Plan after completing one or more years of eligible service as defined. Contributions to the Plan are determined each year at the discretion of the Board of Directors. The contributions are limited to the amount deductible for federal income tax purposes. The employer contribution is allocated among the participants based on the ratio of each participant's compensation, as defined, to total compensation of all participants for the year, in accordance with Section 415(d) of the Internal Revenue Code. Allocations are made only to participants who: 1) have attained age 20, are employed on the last day of the Plan year and had 1,000 compensated hours in the Plan year or 2) terminated their employment by reason of death, disability, normal retirement, or early retirement, which requires ten years of Company service and attainment of at least age 55. Separate accounts are maintained for each participant.

      The Company changed the plan year-end from the last Saturday in February to a calendar year-end; effective for the plan year ended December 31, 1998. Consequently, the current plan year statement of net assets, statement of changes in net assets, and supplementary information are presented for the 44 week period ended December 31, 1998. Further, the compensated hours eligibility requirement was reduced to 833 hours for the current plan year.

      On July 9, 1998; the Company transferred assets from the Penn Daniels 401(k) plan into the Profit Sharing and Super Saver Plan. The related Penn Daniels assets transferred into the plan consisted of investments and loans of approximately $8,770,000. The effective date of the transfer was March 1, 1998. Subsequent to March 1, 1998, all Penn Daniels participants are subject to the Plan document and applicable Plan amendments.

      Participants may elect to have their account balances invested in one or more of the following funds:

            IDS Mutual Fund - Is a growth and income fund which divides its investments between common stocks, preferred stocks and bonds. The prospectus of this fund states that the goal of this fund is to provide a balance of growth of capital and current income.

            IDS New Dimensions Fund - Invests primarily in common stocks of companies showing potential for significant growth and operating in areas where economic or technological changes are occurring. The prospectus of this fund states that income is not an investment objective. Instead, this fund seeks long-term growth of capital.

            IDS Blue Chip Advantage Fund - Invests in selected stocks from a major market index. Securities purchased are those recommended as the best from each industry represented on the index. The prospectus of this fund states that it seeks long-term growth as well as dividend income.

            Templeton Foreign Fund - Invests in stocks and debt obligations of companies and governments outside the United States. The prospectus of this fund states that the goal of this fund is to provide long-term capital growth through a flexible policy of investing in stocks and debt obligations of international companies.

            Conservative Fund - Which invests in individual common stocks, guaranteed investment contracts and pooled collective funds which are part of the American Express Trust Collective Investment Funds available only to employee benefit trusts. The Collective Investment Funds invest primarily in bonds, investment contracts and money market investments. Each participating trust investing in the Funds is credited with units of the fund. The value of each unit is computed daily based on the fair value of the net assets of the fund.

            AIM Constellation Fund - Invests primarily in the common stocks of small to medium size companies with an emphasis on emerging growth companies. The prospectus of this fund states that income is not an investment objective. Instead, the objective is to seek capital appreciation.

            ShopKo Stock Fund - Which invests in the common stock of ShopKo Stores, Inc. and pooled collective funds which are part of the American Express Trust Collective Investment Funds available only to employee benefits trusts. The Collective Investment Funds invest primarily in bonds, investment contracts and money market investments. Each participating trust investing in the funds is credited with units in the Fund. The value of each unit in the Fund is computed daily based on the fair value of the net assets of the Fund.

      Participant profit sharing accounts are fully vested after the third year of vesting service with no vesting prior to that time. In the event of normal retirement at age 65 or thereafter, permanent disability, or death, participants' accounts become 100% vested. The nonvested amounts in terminated participants' accounts are forfeited and allocated in the same manner as the Company's contribution.

      A 401(k) plan, referred to as the Super Saver Agreement, is part of the Plan. This agreement allows for employee contributions under Section 401(k) of the Internal Revenue Code under which participants may contribute up to 15% (limited to 6% for highly-compensated participants) of their recognized compensation, as defined. Amounts contributed by the employees are 100% vested at all times. The Plan provides for an employer matching contribution, which is allocated in accordance with the participants elections. The matching contribution will equal 50% of the amount of the first 6% of
                                      -5-
      compensation contributed by participating employees. Participants currently employed can only withdraw their 401(k) contributions in financial hardship situations. Participants may borrow from their Super Saver accounts subject to certain limitations.

      Vested benefits may be withdrawn in a lump sum or retained in the account, at the option of the participant, upon termination or retirement.

      Benefits payable which were authorized but not yet paid as of December 31, 1998 and February 28, 1998 aggregated $0 and $178,651, respectively, and are included in net assets available for benefits for reporting purposes.

      Administrative expenses are paid by the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Plan are presented on the accrual basis of accounting. The current value of investments is determined by the Trustee based on the closing market prices, if available, at fiscal year-end. For those securities that have no quoted market price, current value represents estimated fair value, as determined by the Trustee. Guaranteed insurance contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay administrative expenses. The estimated fair value of the contracts at December 31, 1998 and February 28, 1998 was approximately $12,039,459 and $16,143,567, respectively.

3.    PLAN TERMINATION

      Although the Company has not expressed an intent to discontinue the Plan, it may do so at any time subject to provisions set forth in the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, all benefits would fully vest for participants, and the assets of the Plan would be distributed to the participants based on each individual participant's interest in the Plan.

4.    TRUSTEE AND ADMINISTRATION OF THE PLAN

      Effective March 1, 1996, the Retirement Committee appointed as trustee and recordkeeper, American Express Trust Company, a wholly-owned subsidiary of American Express Financial Corporation, which is a wholly-owned subsidiary of American Express Company. Certain Plan investments are managed by American Express, and therefore, these transactions qualify as party-in-interest. The trust agreement stipulates that the trustee may resign at any time by giving 90 days written notice to the Retirement Committee. The Committee may remove the trustee at any time by giving 30 days written notice of such action to the trustee.

5.    CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


      Changes in the Plan's net assets available for benefits by fund for the 44 weeks ended December 31, 1998 are shown below:


                                                               IDS BLUE CHIP      IDS NEW        AIM         TEMPLETON
                                CONSERVATIVE    IDS MUTUAL       ADVANTAGE       DIMENSIONS  CONSTELLATION    FOREIGN
                                    FUND           FUND            FUND            FUND          FUND           FUND
ADDITIONS TO NET ASSETS
  ATTRIBUTABLE TO:
  Net appreciation
  (depreciation) in
    fair value of investments  $  2,240,508   $ (4,244,298)   $  2,044,540    $  10,543,571   $   659,371  $ (5,236,555)
  Interest and dividends            144,707      6,660,817         258,292        5,876,379       127,361     2,455,408
                               ------------   ------------    ------------    -------------   -----------  ------------

                                  2,385,215      2,416,519       2,302,832       16,419,950       786,732    (2,781,147)
CONTRIBUTIONS:
  Employer                        2,830,907      1,999,905       1,056,993        3,326,452       528,991     1,186,420
  Participants                    1,527,322      1,802,710         980,615        3,137,030       557,089     1,206,326
  Transfers from other plans-net  1,370,031      1,402,756       2,501,312        1,911,935     1,524,402       205,108
                               ------------   ------------    ------------    -------------   -----------  ------------

                                  5,728,260      5,205,371       4,538,920        8,375,417     2,610,482     2,597,854
                               ------------   ------------    ------------    -------------   -----------  ------------

           Total additions        8,113,475      7,621,890       6,841,752       24,795,367     3,397,214      (183,293)
                               ------------   ------------    ------------    -------------   -----------  ------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTABLE TO:
  Benefits paid                   6,420,425      3,625,612       1,652,915        7,432,613       445,284     1,386,544
  Administrative expenses            17,782          7,753           2,926           11,147         1,352         3,693
                               ------------   ------------    ------------    -------------   -----------  ------------

           Total deductions       6,438,207      3,633,365       1,655,841        7,443,760       446,636     1,390,237
                               ------------   ------------    ------------    -------------   -----------  ------------

TRANSFERS - NET                   6,432,493     (3,080,977)      3,757,490         (754,172)      782,630    (5,601,283)
                               ------------   ------------    ------------    -------------   -----------  ------------

NET INCREASE (DECREASE)           8,107,761        907,548       8,943,401       16,597,435     3,733,208    (7,174,813)

NET ASSETS AVAILABLE AT
  BEGINNING OF PERIOD            41,104,311     49,195,789      12,443,259       85,881,317     6,263,011    29,188,666
                               ------------   ------------    ------------    -------------   -----------  ------------

NET ASSETS AVAILABLE
  AT END OF PERIOD             $ 49,212,072   $ 50,103,337    $ 21,386,660    $ 102,478,752   $ 9,996,219  $ 22,013,853
                               ============   ============    ============    =============   ===========  ============

                                   SHOPKO STOCK      LOAN
                                      FUND           FUND         TOTAL
ADDITIONS TO NET ASSETS
  ATTRIBUTABLE TO:
  Net appreciation
  (depreciation) in
    fair value of investments     $  8,718,201                 $ 14,725,338
  Interest and dividends                76,883                   15,599,847
                                  ------------                 ------------

                                     8,795,084                   30,325,185
CONTRIBUTIONS:
  Employer                           1,286,046                   12,215,714
  Participants                       1,000,789                   10,211,881
  Transfers from other plans-net        51,587       234,769      9,201,900
                                  ------------  ------------   ------------

                                     2,338,422       234,769     31,629,495
                                  ------------  ------------   ------------

           Total additions          11,133,506       234,769     61,954,680
                                  ------------  ------------   ------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTABLE TO:
  Benefits paid                      2,553,426       939,211     24,456,030
  Administrative expenses                9,229                       53,882
                                  ------------  ------------   ------------

           Total deductions          2,562,655       939,211     24,509,912
                                  ------------  ------------   ------------

TRANSFERS - NET                     (3,136,684)    1,600,503              -
                                  ------------  ------------   ------------

NET INCREASE (DECREASE)              5,434,167       896,061     37,444,768

NET ASSETS AVAILABLE AT
  BEGINNING OF PERIOD               35,914,640    10,194,098    270,185,091
                                  ------------  ------------   ------------

NET ASSETS AVAILABLE
  AT END OF PERIOD                $ 41,348,807   $11,090,159   $307,629,859
                                  ============  ============   ============

5.    CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


      Changes in the Plan's net assets available for benefits by fund for the year (53 weeks) ended February 28, 1998 are shown below:


                                                               IDS BLUE CHIP   IDS NEW        AIM        TEMPLETON
                                 CONSERVATIVE    IDS MUTUAL      ADVANTAGE   DIMENSIONS   CONSTELLATION   FOREIGN     SHOPKO STOCK
                                     FUND           FUND           FUND         FUND          FUND         FUND           FUND
ADDITIONS TO NET ASSETS
  ATTRIBUTABLE TO:
  Net appreciation
  (depreciation) in
    fair value of investments    $  2,408,061   $ 1,125,175   $   713,067   $13,153,453   $  391,513   $  (480,535)   $14,366,671
  Interest and dividends              149,717     6,842,624     1,241,066     6,166,795      419,710     3,287,551         64,821
                                 ------------   -----------   -----------   -----------   ----------   -----------    -----------

                                    2,557,778     7,967,799     1,954,133    19,320,248      811,223     2,807,016     14,431,492

CONTRIBUTIONS:
  Employer                          2,711,274     2,315,306       686,500     3,505,337      384,213     1,529,382      1,010,462
  Participants                      1,883,690     2,237,405       620,638     3,608,415      416,851     1,685,296        855,027
  Transfers from other plans-net       39,119        67,507       160,799       156,879       66,853        55,682        110,156
                                 ------------   -----------   -----------   -----------   ----------   -----------    -----------


                                    4,634,083     4,620,218     1,467,937     7,270,631      867,917     3,270,360      1,975,645
                                 ------------   -----------   -----------   -----------   ----------   -----------    -----------

           Total additions          7,191,861    12,588,017     3,422,070    26,590,879    1,679,140     6,077,376     16,407,137
                                 ------------   -----------   -----------   -----------   ----------   -----------    -----------


DEDUCTIONS FROM NET ASSETS
  ATTRIBUTABLE TO:
  Benefits paid                     5,319,497     2,829,717       539,497     4,571,571      237,330     1,583,708      1,982,107
  Administrative expenses              22,886        14,215         1,962        18,536        1,020         8,295         16,789
                                 ------------   -----------   -----------   -----------   ----------   -----------    -----------

           Total deductions         5,342,383     2,843,932       541,459     4,590,107      238,350     1,592,003      1,998,896
                                 ------------   -----------   -----------   -----------   ----------   -----------    -----------

TRANSFERS - NET                     2,760,240    (2,917,949)    5,445,421    (5,168,288)   1,960,909    (4,304,020)      (977,082)
                                 ------------   -----------   -----------   -----------   ----------   -----------    -----------

NET INCREASE                        4,609,718     6,826,136     8,326,032    16,832,484    3,401,699       181,353     13,431,159
                                 ------------   -----------   -----------   -----------   ----------   -----------    -----------

NET ASSETS AVAILABLE AT
  BEGINNING OF YEAR                36,494,593    42,369,653     4,117,227    69,048,833    2,861,312    29,007,313     22,483,481
                                 ------------   -----------   -----------   -----------   ----------   -----------    -----------

NET ASSETS AVAILABLE
  AT END OF YEAR                  $41,104,311   $49,195,789   $12,443,259   $85,881,317   $6,263,011   $29,188,666   $ 35,914,640
                                 ============   ===========   ===========   ===========   ==========   ===========   ============

                                      LOAN
                                      FUND          TOTAL

ADDITIONS TO NET ASSETS
  ATTRIBUTABLE TO:
  Net appreciation
  (depreciation) in
    fair value of investments                   $ 31,677,405
  Interest and dividends                          18,172,284
                                                ------------

                                                  49,849,689

CONTRIBUTIONS:
  Employer                                        12,142,474
  Participants                                    11,307,322
  Transfers from other plans-net                     656,995
                                                ------------


                                                  24,106,791
                                                ------------

           Total additions                        73,956,480
                                                ------------


DEDUCTIONS FROM NET ASSETS
  ATTRIBUTABLE TO:
  Benefits paid                   $  645,852      17,709,279
  Administrative expenses                             83,703
                                 -----------    ------------

           Total deductions          645,852      17,792,982
                                 -----------    ------------

TRANSFERS - NET                    3,200,769              --
                                 -----------    ------------

NET INCREASE                       2,554,917      56,163,498
                                 -----------    ------------

NET ASSETS AVAILABLE AT
  BEGINNING OF YEAR                7,639,181     214,021,593
                                 -----------    ------------

NET ASSETS AVAILABLE
  AT END OF YEAR                 $10,194,098    $270,185,091
                                 ===========    ============

6.    INVESTMENTS

      Guaranteed insurance contracts with insurance companies are in pooled accounts. The accounts are credited with earnings and charged for withdrawals and administrative expenses charged by the insurance companies. The contracts are included in the financial statements as of December 31, 1998 and February 28, 1998 at contract values as reported to the Plan by the insurance companies.

      The market value of investments that individually exceeds five percent or more of the Plan's assets at December 31, 1998 and February 28, 1998 are as follows:

                                                DECEMBER 31,     FEBRUARY 28,
                                                   1998             1998
IDS New Dimensions Fund                        $100,453,797     $ 84,099,434
IDS Mutual Fund                                  48,751,479       47,748,259
Common Stock - ShopKo Stores, Inc.               38,203,086       33,016,848
American Express Trust Stable Capital Fund       33,709,504       21,973,923
Templeton Foreign Fund                           21,267,512       28,268,164
IDS Blue Chip Advantage Fund                     20,893,727
                                               ------------     ------------

                                               $263,279,105     $215,106,628
                                               ============     ============

7.    TAX STATUS

      The Plan obtained its latest determination letter on April 16, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since applying for the determination letter. However, the Retirement Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                   * * * * * *

                             SUPPLEMENTAL SCHEDULES

                            FURNISHED PURSUANT TO THE

                   DEPARTMENT OF LABOR'S RULES AND RUGULATIONS

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

ITEM 27A - ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                    SHARES OR                         CURRENT
                        DESCRIPTION                FACE VALUE       COST(1)           VALUE(1)

COMMON STOCK - ShopKo Stores, Inc.*                1,148,965     $ 16,175,531     $ 38,203,086

MUTUAL FUNDS:
  AIM Constellation Fund                             317,828        8,929,449        9,700,121

  IDS Blue Chip Advantage Fund*                    1,839,722       18,646,831       20,893,727

  IDS Mutual Fund*                                 3,743,203       48,322,061       48,751,479

  IDS New Dimensions Fund*                         3,482,538       69,231,273      100,453,797

  Templeton Foreign Fund                           2,534,864       24,107,038       21,267,512
                                                 -----------     ------------     ------------

           Total Mutual Funds                     11,918,155      169,236,652      201,066,636

POOLED COLLECTIVE FUND -
  American Express Trust Stable Capital Fund*      2,365,081       31,514,722       33,709,504

MONEY MARKET FUND -
  American Express Trust Money Market Fund*        3,293,658        3,293,658        3,293,658

GUARANTEED INSURANCE CONTRACTS:
  AIG Life Insurance Co.
    #GIC-917, 8/15/00, 6.25%                       1,000,000        1,000,000        1,000,000

  John Hancock Mutual Life
    #GAC-8332, 12/15/00, 6.21%                     2,000,000        2,000,000        2,000,000

  Safeco Life Insurance
    #LA-1053359, 2/26/01, 5.69%                    1,000,000        1,000,000        1,000,000

  United of Omaha Life Ins. Co.
    #SDGA-11024, 5/15/00, 7.17%                    1,000,000        1,000,000        1,000,000

  Allstate Life Ins. Co.
    #GA-5551, 02/10/99, 5.82%                      1,000,000        1,000,000        1,000,000

  Allstate Life Ins. Co.
    #GA-5570, 04/30/99, 6.44%                      1,000,000        1,000,000        1,000,000

  Allstate Life Ins. Co.
    #GA-5639, 09/16/99, 7.31%                      1,000,000        1,000,000        1,000,000

                                                                                   (Continued)

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

ITEM 27A - ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                            SHARES OR                           CURRENT
                        DESCRIPTION                         FACE VALUE         COST(1)          VALUE(1)
GUARANTEED INSURANCE CONTRACTS (Continued):
  Hartford Life Ins. Co.
    #GA-9997, 10/15/99, 7.43%                             $ 1,356,273     $  1,356,273     $  1,356,273

  Principal Mutual Life Ins. Co.
    #4-13187, 6/14/99, 7.25%                                1,329,440        1,329,440        1,329,440

  United of Omaha Life Ins. Co.
    #SDGA-10861, 11/30/99, 7.25%                              799,567          799,567          799,567
                                                          -----------     ------------     ------------

TOTAL INSURANCE CONTRACTS                                  11,485,280       11,485,280       11,485,280

PARTICIPANTS LOANS - Interest rates
  ranging 7% to 10%                                                                          11,090,159
                                                                          ------------     ------------
TOTAL INVESTMENTS                                                         $231,705,843     $298,848,323
                                                                          ============     ============

*Known to be a party-in-interest
(1) Cost and current value of certain investments represent cost plus reinvested earnings.

                                                                                            (Concluded)

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

ITEM 27D - REPORTABLE TRANSACTIONS
44 WEEKS ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                     MATURITY
       IDENTITY OF ISSUER             PURCHASE      PROCEEDS OR
        AND DESCRIPTION                PRICE       SELLING PRICE        COST         NET GAIN
SINGLE TRANSACTIONS:
  American Express Trust Money
    Market Fund*
    1 Purchase                      $15,880,739                     $15,880,739
    1 Purchase                       26,461,897                      26,461,897
    1 Sale                                          $15,508,468      15,508,468
    1 Sale                                           26,448,339      26,448,339

SERIES TRANSACTIONS:
  IDS Mutual Fund*
     90 Purchases                    12,756,462                      12,756,462
    164 Sales                                         7,441,601       6,665,431    $   776,170


  IDS New Dimensions Fund*
    115 Purchases                    23,453,329                      23,453,329
    135 Sales                                        17,496,538      11,312,109      6,184,429


  IDS Blue Chip Advantage Fund*
    157 Purchases                    10,500,212                      10,500,212
     75 Sales                                         3,429,071       3,200,831        228,240


  American Express Trust Stable
    Capital Fund*
    13 Purchases                     14,754,380                      14,754,380
     7 Sales                                          4,504,682       4,099,454        405,228


  American Express Trust Money
    Market Fund*
    2 Purchases                      42,342,637                      42,342,637
    2 Sales                                          41,956,807      41,956,807


*Known to be a party-in-interest transaction.

                                                                       EXHIBIT I





INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement Nos. 33-58584 and 333-53577 on Form S-8 of ShopKo Stores, Inc. of our report dated May 20, 1999, appearing in this Annual Report on Form 11-K of the ShopKo Stores, Inc. Profit Sharing and Super Saver Plan for the 44 weeks ended December 31, 1998.



/s/Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
June 30, 1999

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ShopKo Stores, Inc. Profit Sharing and Super Saver Plan Retirement Committee, have duly caused this transition report to be signed by the undersigned there upon duly authorized.



                  SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN
                  -------------------------------------------------------
                  (Name of Plan)





Date:  June 30, 1999                By                /s/Paul H. Freischlag, Jr.
                                      ------------------------------------------
                                    Paul H. Freischlag, Jr.
                                    ShopKo Stores, Inc. Profit Sharing and Super
                                      Saver Plan Retirement Committee Member